Exhibit 99.1

Global Partner for Success

HiSoft Issues Corporate Deposit Account List and Cash Flow Statements

Additional disclosures illustrate HiSoft’s commitment to investor transparency, integrity and corporate governance

BEIJING, May 25, 2011 -- HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today issued an unaudited corporate deposit account list identifying each corporate cash account and the balance and location of each account. The Company also issued an unaudited quarterly cash flow statement disclosing the amount of cash used for operating, investing and financing activities.

“Given recent industry developments, investors may have general concerns regarding the financial integrity and corporate governance practices of Chinese companies listed in the United States,” said HiSoft Chief Financial Officer Christine Lu-Wong. “In an effort to further instill investor confidence in our business and prove our dedication to transparency and financial integrity, we have decided to proactively issue additional cash-related disclosures. Going forward, we will continue to disclose our cash flow statement on a quarterly basis, as we position ourselves as a Company with a strong track record for performance, sound corporate governance and financial integrity.”

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Corporate Deposit Account List

(in US dollars in thousands)

	March 31, 2011[1]	December 31, 2010[2]
	(Unaudited)
Cash in hand	$69	$59
Bank of America, South Carolina, United States	2,868	4,778
Bank of Beijing, Beijing, PRC	502	1,593
Bank of China, Chengdu, PRC	70	135
Bank of Communications, Dalian, PRC	13	58
Bank of Communications, Shanghai, PRC	-	240
Bank of East Asia, Offshore Accounts	6,215	-
Bank of East Asia, Beijing, PRC	15,103	9,925
Bank of Jiangsu, Wuxi, PRC	796	134
Bank of Tokyo-Mitsubishi UFJ, Tokyo, Japan	4,264	2,746
China Merchants Bank, Offshore Accounts	30,001	62,068
China Construction Bank, Dalian, PRC	2,318	1,458
China Merchants Bank, Beijing, PRC	3,531	9,879
China Merchants Bank, Dalian, PRC	49,612	50,000
China Merchants Bank, Guangzhou, PRC	12	208
China Merchants Bank, Shanghai, PRC	439	-
China Merchants Bank, Shenzhen, PRC	2,169	2,342
China Merchants Bank, Wuxi, PRC	3,874	4,405
China Minsheng Banking, Beijing, PRC	2,564	608
Citi Bank, Singapore	1,001	1,186
DBS Bank, Singapore	16	142
Industrial and Commercial Bank of China, Dalian, PRC	94	72
Shenzhen Development Bank, Dalian, PRC	242	242
Standard Chartered Bank, Hong Kong	1,168	14,839
Sumitomo Mitsui Banking Corporation, Tokyo, Japan	394	421
United Overseas Bank, Singapore	771	1,264

1     Amounts shown that are not held in U.S. dollars have been converted at the relevant exchange rates as of March 31, 2011.

2     Amounts shown that are not held in U.S. dollars have been converted at the relevant exchange rates as of December 31, 2010.

HiSoft Technology International Limited  ~  6/F Haya Plaza, No.1 Shangdi East Road Haidian District Beijing, China 100085

100085  ~  www.hisoft.com  ~  +86.10.5987.5566

Global Partner for Success

Wells Fargo Bank, Virginia, United States	138	1,091
Total	$128,244	$169,893

www.hisoft.com  ~  +86.10.5987.5566

Global Partner for Success

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands)

	Three-Month Periods Ended March 31,
	2011	2010
Cash flows from operating activities:	(Unaudited)	(Unaudited)

Net income	2,817	2,967
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for doubtful accounts	356	100
Loss on disposal of property, plant and equipment	32	340
Depreciation	918	753
Change in fair value of foreign-currency forward contract	(4)	(17)
Amortization of intangible assets	411	163
Interest expense (income)	64	(38)
Share-based compensation expenses	1,177	589
Changes in fair value of contingent consideration	350	144

Changes in operating assets and liabilities:
Accounts receivable	(1,243)	(3,532)
Other current assets	(1,095)	287
Other assets	(41)	(427)
Accounts payable	134	(415)
Other liabilities	(3,653)	556

Net cash provided by operating activities	223	1,470

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,491)	(918)
Restricted cash	(15)	(19)
Cash received from non-controlling	908	-
Payment for business acquisition	(2,200)	(2,430)

Net cash used in investing activities	(2,798)	(3,367)

www.hisoft.com  ~  +86.10.5987.5566